SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 February 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 20 February 2020 re: 2019 Annual Report and Accounts

20 February 2020

LLOYDS BANKING GROUP PLC – ANNUAL REPORT AND ACCOUNTS
FOR THE YEAR ENDED 31 DECEMBER 2019

In accordance with Listing Rule 9.6.1, Lloyds Banking Group plc has submitted today the following document to the National Storage Mechanism.

●
Annual Report and Accounts 2019

This document will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM

A copy of the Annual Report and Accounts 2019 is available through the ‘Investors & Performance’ section of our website www.lloydsbankinggroup.com

This announcement also contains additional information for the purposes of compliance with the Disclosure Guidance and Transparency Rules, including principal risk factors, details of related party transactions and a responsibility statement. This information is extracted, in full unedited text, from the Annual Report and Accounts 2019 (the ‘Annual Report’). References to page numbers and notes to the accounts made in the following Appendices, refer to page numbers and notes to the accounts in the Annual Report. The 2019 Results News Release made on 20 February 2019 contained a condensed set of financial statements, the Group Chief Executive’s statement and the Chief Financial Officer’s review.

-END-

For further information:

Investor Relations
Douglas Radcliffe
+44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@.lloydsbanking.com

Corporate Affairs
Matt Smith
+44 (0)20 7356 3522
Head of Media Relations
matt.smith@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; the Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report or Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Appendix 1 – Principal risks and uncertainties
Principal Risks and Uncertainties
The principal risks and uncertainties relating to Lloyds Banking Group plc are set out on pages 42 – 46 of the Annual Report and Accounts. The following is extracted in full and unedited from the report:

Principal risks and uncertainties are reported regularly to the Board Risk Committee. Change / execution, data and operational resilience have been elevated from existing risks to principal risks during 2019, and strategic added as a new principal risk.

New – Change / Execution
The risk that, in delivering our change agenda, we fail to ensure compliance with laws and regulation, maintain effective customer service and availability, and/or operate within our approved risk appetite.

Example
Ineffective change/execution risk management could lead to increased periods of time where we cannot serve our customers, and could lead to impacts associated with other risk types such as regulatory censure

Risk Appetite
We have limited appetite for negative impacts on customers, colleagues, or the Group as a result of change activity.

Mitigation
●
Continued focus on strengthening the control environment, maturation of the change policy and associated policies and procedures, which set out the principles and key controls that apply across the business and are aligned to the Group risk appetite. Senior Management continue to drive improvements to Change and Execution Risk metrics, in particular those affecting customers and colleagues.
●
Businesses assess the potential impacts of undertaking any change activity on their ability to execute effectively, and the potential consequences for the existing risk profiles.

Further detail on principal risk, including mitigation on page 139.

Alignment to strategic priorities and future focus:
Delivering a leading customer experience
We recognise the importance of delivering the Group’s Strategic priorities and will continue to invest in the transformation of the Group to deliver a leading customer experience.

New principal risk
Change and Execution risk was elevated from a secondary risk to a principal risk in recognition of the significant volumes of complex change the Group is currently undertaking to deliver its strategy. This includes key change initiatives, digitising the Group and transforming ways of working which will help to future-proof against the heightened risks associated with the use of new technologies and manage regulatory requirements and expectations. The decision aligns with the Group’s progress in developing and embedding its change and execution risk management capabilities.

New – Data
The risk that we fail to effectively govern, manage, and control our data (including data processed by third party suppliers) leading to unethical decisions, poor customer outcomes, loss of value to us and mistrust

Example
The loss of trust from customers, colleagues, business partners or regulators arising from a failure to manage and control our data.

Risk Appetite
We have limited appetite for material events or losses that occur due to the inappropriate use of data.

Mitigation
●
Significant investment has been made to enhance the maturity of data risk management in recent years.
●
In addition to the General Data Protection programme which delivered the necessary infrastructure to achieve compliance with the new regulations in May 2018, a number of other large investments have been made.

Further detail on principal risk, including mitigation on page 139.

Alignment to strategic priorities and future focus:
Delivering a leading customer experience
●
The quality of the data that the Group holds and the choices we make in how it is used is a key strategic enabler to future business growth, delivering a leading customer experience and Helping Britain Prosper.
●
We recognise that lawful, fair and transparent collection and appropriate use of data, is critical to delivering a leading customer experience and maintaining trust across the wider industry.
●
Internal programmes ensure that data is used correctly, and the control environment is regularly assessed through both internal and third-party testing.

New principal risk
Data was elevated from a secondary risk to a principal risk as one of our most valuable assets. It is critical to our business and is the subject of significant regulatory oversight and media focus. Our Group is trusted with large volumes of data, and we must ensure that the information we hold is accurate, secure and managed appropriately.

New – Operational Resilience
The risk that we fail to design resilience into business operations, underlying infrastructure and controls (people, process, technology) so that it is able to withstand external or internal events which could impact the continuation of operations, and fails to respond in a way which meets customer and stakeholder expectations and needs when the continuity of operations is compromised.

Example
Ineffective risk management could lead to vital services not being available to customers and stakeholders.

Risk Appetite
We have a limited appetite for disruption to services to customers and stakeholders from significant unexpected events.

Mitigation
The Group has increased its focus on operational resilience and has updated its strategy to reflect changing priorities of both customers and regulators.

Further detail on principal risk, including mitigation on page 140.

Alignment to strategic priorities and future focus:
Delivering a leading customer experience
●
End-to-end resilience of our critical processes is a key strategic priority and the Group operational resilience programmes continue to invest in improving our control environment and resilience. We continue to exercise, test and improve our resilience through scenario testing as well as learning from real events (those impacting ourselves but also those impacting others) through understanding the root cause.
●
We recognise the importance of the Group’s operational resilience to our customers, markets and the wider financial sector.

New principal risk
Operational resilience was elevated from a secondary risk to a principal risk as our ability to continue operations when subject to internal or external incidents, safeguarding our most critical processes and assets, protecting our colleagues, continuing to service our customers and minimising any impact on the banking systems is crucial.

New – Strategic
The risks which result from strategic plans which do not adequately reflect trends in external factors, ineffective business strategy execution, or failure to respond in a timely manner to external environments or changes in stakeholder behaviours and expectations.

Example
●
The financial services sector operates in evolving regulatory and competitive environment with an increased pace, scale and complexity of change which creates a risk to the Group’s strategic plans.
●
Shareholder expectations continue to evolve potentially impacting the Group’s role in society.
●
Greater competition for specialist skill sets (such as data science and engineering), alongside demographic challenges in the working population, may result in a skills shortage impacting delivery of key strategic initiatives.

Risk Appetite
We have business plans that are responsive to internal and external factors including changes to the regulatory, macroeconomic and competitive environments.

Mitigation
Continued digitisation of customer journeys, thereby enabling the delivery of market leading customer experiences that are seamless, accessible and personal. Robust operating and contingency planning to ensure potential impacts of strategic initiatives and external drivers are mitigated.

Further detail on principal risk, including mitigation on page 141.

Alignment to strategic priorities and future focus:
Delivering a leading customer experience
The Group’s forward looking approach to managing strategic risk will help the Group identify new risks and opportunities, and allow the Group to be better prepared to respond to changes in the regulatory and competitive environments.

New principal risk
Strategic risk is a new principal risk in acknowledgment of the increasing rate of change in customer expectations, regulatory and competitive environments along with the demands for specialist skills to meet these evolving needs. This aligns with our strategic priorities to deliver a leading customer experience by digitising the Group, maximising Group capabilities and transforming ways of working

Credit
The risk that parties with whom we have contracted, fail to meet their financial obligations (both on and off balance sheet).

Example
Observed or anticipated changes in the economic environment could impact profitability due to an increase in delinquency, defaults, write-downs and/or expected credit losses.

Risk Appetite
We have a conservative and well balanced credit portfolio through the economic cycle, generating an appropriate return on equity, in line with our target return on equity in aggregate.

Mitigation
●
Prudent, through the cycle credit principles, risk policies and appetite statements.
●
Robust models and controls.

Further detail on principal risk, including mitigation on page 142.

Alignment to strategic priorities and future focus:
Maximising Group capabilities
●
We seek to support sustainable growth in our targeted segments. We have a conservative and well-balanced credit portfolio, managed through the economic cycle and supported by strong credit portfolio management.
●
We are committed to better addressing our customers’ banking needs through consistent, fair and responsible credit risk decisions, aligned to customers’ circumstances, whilst staying within prudent risk appetite.
●
Portfolios have benefitted from relatively favourable economic conditions and a prolonged period of low interest rates. Underlying impairments remain below long-term level, but are expected to increase as impairments normalise.

Key risk indicators
£1,291m
Impairment charge
2018: £937m

1.8%
Stage 3 loans and advances as a % of total
2018: 1.9%

Regulatory and Legal
The risk of financial penalties, regulatory censure, criminal or civil enforcement action or customer detriment as a result of failure to identify, assess, correctly interpret, comply with, or manage regulatory and/or legal requirements.

Example
Failure to deliver key regulatory changes or to comply with ongoing requirements.

Risk Appetite
We interpret and comply with all relevant regulation and all applicable laws (including codes of conduct which could have legal implications) and/or legal obligations.

Mitigation
●
Group policies and procedures set out the principles and key controls that should apply across the business which are aligned to the Group risk appetite.
●
Business units identify, assess and implement policy and regulatory requirements and establish local controls, processes, procedures and resources to ensure appropriate governance and compliance.

Further detail on principal risk, including mitigation on page 162.

Alignment to strategic priorities and future focus:
Delivering a leading customer experience
●
We are committed to operating sustainably and responsibly, and commit significant resource and expense to ensure we meet our legal and regulatory obligations.
●
We respond as appropriate to impending legislation, regulation and associated consultations and participate in industry bodies. We continue to be proactive in responding to significant ongoing and new legislation, regulation and court proceedings.

Conduct
The risk of customer detriment across the customer lifecycle including: failures in product management, distribution and servicing activities; from other risks materialising, or other activities which could undermine the integrity of the market or distort competition, leading to unfair customer outcomes, regulatory censure, reputational damage or financial loss.

Example
The most significant conduct cost in recent years has been PPI mis-selling.

Risk Appetite
We deliver fair outcomes for our customers.

Mitigation
●
Simplified and enhanced conduct policies and procedures in place to ensure appropriate controls and processes that deliver fair customer outcomes, and support market integrity and competition requirements.
●
Active engagement with regulatory bodies and other stakeholders to develop understanding of concerns related to customer treatment, effective competition and market integrity, to ensure that the Group’s strategic conduct focus continues to meet evolving stakeholder expectations.

Further detail on principal risk, including mitigation on page 163.

Alignment to strategic priorities and future focus:
Delivering a leading customer experience
●
As we transform our business, minimising conduct risk is critical to achieving our strategic goals and meeting regulatory standards.
●
We have senior committees that ensure our focus on embedding a customer-centric culture and delivering fair outcomes across the Group. Our conduct risk framework continues to support this through robust and effective management. This supports our vision of being the best bank for customers, enabling the delivery of a leading customer experience through effective root cause analysis and learning from customer feedback.

Operational
The risk of loss from inadequate or failed internal processes, people and systems, or from external events.

Example
Ineffective risk management could lead to adverse customer impact, reputational damage and financial loss, across all of our principal risks.

Risk Appetite
We have robust controls in place to manage operational losses, reputational events and regulatory breaches. We identify and assess emerging risks and act to mitigate these.

Mitigation
●
The Group continues to review and invest in its control environment to ensure it addresses the inherent risks faced.
●
The Group employs a range of risk management strategies, including: avoidance, mitigation, transfer (including insurance) and acceptance.

Further detail on principal risk, including mitigation on page 164.

Alignment to strategic priorities and future focus:
Delivering a leading customer experience
The Group continues to manage operational risk within the appetite articulated by the Board and in compliance with legal & regulatory requirements to ensure a robust control environment and a positive customer experience.

People
The risk that we fail to provide an appropriate colleague and customer-centric culture, supported by robust reward and wellbeing policies and processes; effective leadership to manage colleague resources; effective talent and succession management; and robust control to ensure all colleague-related requirements are met.

Example
Inability to attract or retain colleagues with key skills could impact the achievement of business objectives.

Risk Appetite
We lead responsibly and proficiently, manage people resource effectively, support and develop colleague talent, and meet legal and regulatory obligations related to our people.

Mitigation
●
Focusing on leadership and colleague engagement, through delivery of strategies to attract, retain and develop high calibre people together with implementation of rigorous succession planning.
●
Continued focus on the Group’s culture by developing and delivering initiatives that reinforce the appropriate behaviours which generate the best possible long-term outcomes for customers and colleagues.

Further detail on principal risk, including mitigation on page 165.
Alignment to strategic priorities and future focus:
Transforming ways of working
Regulatory requirements relating to personal accountability and remuneration rules could affect our ability to attract and retain the calibre of colleagues required to meet changing customer needs. We recognise the challenges in delivering the Group’s strategic priorities and we will continue to invest in the development of colleague capabilities and agile working practices. This investment will deliver a leading customer experience and allow the Group to respond quickly to customers’ rapidly changing decision-making in a digital era.

Insurance Underwriting
The risk of adverse developments in the timing, frequency and severity of claims for insured / underwritten events and in customer behaviour, leading to reductions in earnings and / or value.

Example
Uncertain property insurance claims impact Insurance earnings and capital, e.g. extreme weather conditions, such as flooding, can result in high property damage claims.

Risk Appetite
We have robust controls in place to manage the insurance underwriting risk inherent in the products our Insurance business offers to meet customer needs.

Mitigation
●
General Insurance exposure to accumulations of risk and possible catastrophes is mitigated by reinsurance arrangements broadly spread over different reinsurers.
●
Insurance processes on underwriting, claims management, pricing and product design.

Further detail on principal risk, including mitigation on page 166.

Alignment to strategic priorities and future focus:
Delivering a leading customer experience
●
We are committed to meeting the changing needs of customers by working to provide a range of insurance products via multiple channels. The focus is on delivering a leading customer experience by helping customers protect themselves today whilst preparing for a secure financial future.
●
Strategic growth initiatives within Insurance are developed and managed in line with a defined risk appetite, aligned to the Group risk appetite and strategy.

Key risk indicators
£17,515m
Insurance (Life and pensions present value of new business premiums)
2018: £14,384m

£671m
General insurance underwritten total gross written premiums
2018: £690m

Capital
The risk that we have a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.

Example
●
A worsening macroeconomic environment could lead to adverse financial performance, which could deplete capital resources and/ or increase capital requirements due to a deterioration in customers’ creditworthiness.
●
Alternatively a shortage of capital could arise from an increase in the amount of capital that needs to be held.

Risk Appetite
We maintain capital levels commensurate with a prudent level of solvency and aim to deliver consistent and high quality returns to shareholders.

Mitigation
●
The Group has a capital management framework that includes the setting of capital risk appetite.
●
The Group maintains a recovery plan which sets out a range of potential mitigating actions that could be taken in response to a stress.

Further detail on principal risk, including mitigation on page 167.

Alignment to strategic priorities and future focus:
Maximising the Group’s capabilities
Ensuring we hold an appropriate level of capital to maintain financial resilience and market confidence underpins our strategic objectives of supporting the UK economy, and growth in targeted segments through the cycle.

Key risk indicators
13.8%1
CET 1 ratio
2018: 13.9%1, 2

5.2%1
UK leverage ratio
2018: 5.6%1

1 Proforma basis
2 Incorporates the effects of the share buyback announced in February 2019.

Funding and Liquidity
Funding risk is the risk that we do not have sufficiently stable and diverse sources of funding or the funding structure is inefficient. Liquidity risk is the risk that we do not have sufficient financial resources to meet our commitments when they fall due, or can only secure them at excessive cost.

Example
A deterioration in either our or the UK’s credit rating, or a sudden and significant withdrawal of customer deposits, would adversely impact our funding and liquidity position.

Risk Appetite
We maintain a prudent liquidity profile and a balance sheet structure that limits our reliance on potentially volatile sources of funding.

Mitigation
●
The Group manages and monitors liquidity risks and ensures that liquidity risk management systems and arrangements are adequate with regard to the internal risk appetite, Group strategy and regulatory requirements.
●
The Group’s funding and liquidity position is underpinned by its significant customer deposit base, and is supported by strong relationships across customer segments.

Further detail on principal risk, including mitigation on page 175.

Alignment to strategic priorities and future focus:
Maximising the Group’s capabilities
●
We maintain a strong funding position in line with our low risk strategy, and the loan to deposit ratio remains within our target range.
●
Our funding position allows us to grow targeted business segments, and better address our customers’ needs

Key risk indicators
£118bn
LCR eligible assets
2018: £129bn

107%
Loan to deposit ratio
1 Jan 2018: 107%

Governance
The risk that our organisational infrastructure fails to provide robust oversight of decision making and the control mechanisms to ensure strategies and management instructions are implemented effectively.

Examples
●
Inadequate or complex governance arrangements to address ring-fencing requirements and the potential impact of EU exit could result in a weaker control environment, delays in decision making and lack of clear accountability.
●
Non-compliance with, or breaches of SMCR requirements could result in lack of clear accountability, and legal and regulatory consequences.

Risk Appetite
We have governance arrangements that support the effective long-term operation of the business, maximise shareholder value and meet regulatory and societal expectations.

Mitigation
●
Defining individual and collective accountabilities for risk management, risk oversight and risk assurance through a three lines of defence model which supports the discharge of responsibilities to customers, shareholders and regulators.
●
Outlining governance arrangements which articulate the enterprise-wide approach to risk management.

Further detail on principal risk, including mitigation on page 181.

Alignment to strategic priorities and future focus:
Delivering a leading customer experience
●
Ring-fencing ensures that we are safer and continue to deliver a leading customer experience by providing further protection to core retail and SME deposits, increasing transparency of our operations and facilitating the options available in resolution.
●
Our governance framework and strong culture of ownership and accountability enabled effective, on time, compliance with the SMCR requirements and enable us to demonstrate clear accountability for decisions.

Market
The risk that our capital or earnings profile is affected by adverse market rates, in particular interest rates and credit spreads in the banking business, equity, credit spreads and interest rates in the Insurance business, and credit spreads in the Group’s defined benefit pension schemes.

Examples
●
Earnings are impacted by our ability to forecast and model customer behaviour accurately and establish appropriate hedging strategies.
●
The Insurance business is exposed indirectly to equity risk through the value of future management charges on policyholder funds. Credit spread and interest rate risk within the Insurance business primarily arises from bonds and loans used to back annuities.
●
Narrowing credit spreads will increase the cost of pension scheme benefits.

Risk Appetite
We have robust controls in place to manage our inherent market risk and do not engage in any proprietary trading, reflecting the customer focused nature of the Group’s activities.

Mitigation
●
Structural hedge programmes implemented to manage liability margins and margin compression.
●
Equity and credit spread risks are closely monitored and, where appropriate, asset and liability matching is undertaken.
●
The Group’s defined benefit pension schemes continue to monitor their credit allocation as well as the hedges in place against nominal rate and inflation movements.

Further detail on principal risk, including mitigation on page 183.

Alignment to strategic priorities and future focus:
Maximising the Group’s capabilities
●
We actively manage our exposure to movements in market rates, to drive lower volatility earnings and offer a comprehensive customer proposition with hedging strategies to support strategic aims. Mitigating actions are implemented to reduce the impact of market movements, resulting in a more stable capital position.
●
Effective interest rate and inflation hedging has kept volatility in the Group’s defined benefit pension schemes low. This combined with improved market conditions has helped keep the schemes in IAS 19 surplus in 2019. This allows us to more efficiently utilise available capital resources.

Key risk indicators
£550m
IAS 19 Pension surplus
2018: £1,146m

Model
The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application and ongoing operation of Models and Rating Systems.

Example:
The consequences of inadequate models could include: inappropriate levels of capital or impairments; inappropriate credit or pricing decisions; and adverse impacts on funding or liquidity, or the Group’s earnings and profits.

Risk Appetite
Material models are performing in line with expectations.

Mitigation
The model risk management framework, established by and with continued oversight from an independent team in the Risk division, provides the foundation for managing and mitigating model risk within the Group.

Further detail on principal risk, including mitigation on page 187.

Alignment to strategic priorities and future focus:
Digitising the Group
Our models play a vital role in supporting our Group strategy to ensure profitable growth in targeted segments and the drive toward automation and digital solutions to enhance customer outcomes. Model risk management helps ensure these models are implemented in a controlled and safe manner for both ourselves and customers.

Appendix 2 – Related Party Transactions

The following statements regarding related party transactions of Lloyds Banking Group plc are set out on pages 271 to 272 of the Annual Report. The following is extracted in full and unedited form from the Annual Report.

Note 47: Related party transactions

Key management personnel
Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of an entity; the Group’s key management personnel are the members of the Lloyds Banking Group plc Group Executive Committee together with its Non‑Executive Directors.

The table below details, on an aggregated basis, key management personnel compensation:

	2019 £m	2018 £m	2017 £m
Compensation
Salaries and other short-term benefits	15	14	13
Post-employment benefits	–	–	–
Share-based payments	15	18	22
Total compensation	30	32	35

Aggregate contributions in respect of key management personnel to defined contribution pension schemes were £nil (2018: £nil; 2017: £0.05 million) .

	2019 million	2018 million	2017 million
Share option plans
At 1 January	–	1	3
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	–	–	–
Exercised/lapsed (includes entitlements of former key management personnel)	–	(1)	(2)
At 31 December	–	–	1

	2019 million	2018 million	2017 million
Share plans
At 1 January	84	82	65
Granted, including certain adjustments (includes entitlements of appointed key management personnel)	46	39	37
Exercised/lapsed (includes entitlements of former key management personnel)	(29)	(37)	(20)
At 31 December	101	84	82

The tables below detail, on an aggregated basis, balances outstanding at the year end and related income and expense, together with information relating to other transactions between the Group and its key management personnel:

	2019 £m	2018 £m	2017 £m
Loans
At 1 January	2	2	4
Advanced (includes loans of appointed key management personnel)	1	1	1
Repayments (includes loans of former key management personnel)	(1)	(1)	(3)
At 31 December	2	2	2
The loans are on both a secured and unsecured basis and are expected to be settled in cash. The loans attracted interest rates of between 6.45 per cent and 24.20 per cent in 2019 (2018: 6.70 per cent and 24.20 per cent; 2017: 6.45 per cent and 23.95 per cent) ..

No provisions have been recognised in respect of loans given to key management personnel (2018 and 2017: £nil) .

	2019 £m	2018 £m	2017 £m
Deposits
At 1 January	20	20	12
Placed (includes deposits of appointed key management personnel)	44	33	41
Withdrawn (includes deposits of former key management personnel)	(41)	(33)	(33)
At 31 December	23	20	20

Deposits placed by key management personnel attracted interest rates of up to 3.0 per cent (2018: 3.5 per cent; 2017: 4.0 per cent) ..

At 31 December 2019, the Group did not provide any guarantees in respect of key management personnel (2018 and 2017: none) .

At 31 December 2019, transactions, arrangements and agreements entered into by the Group’s banking subsidiaries with directors and connected persons included amounts outstanding in respect of loans and credit card transactions of £0.6 million with four directors and two connected persons (2018: £0.5 million with three directors and three connected persons; 2017: £0.01 million with three directors and two connected persons) ..

Subsidiaries
Details of the Group’s subsidiaries and related undertakings are provided on pages 332 to 337. In accordance with IFRS 10 Consolidated financial statements, transactions and balances with subsidiaries have been eliminated on consolidation.

Pension funds
The Group provides banking and some investment management services to certain of its pension funds. At 31 December 2019, customer deposits of £169 million (2018: £225 million) and investment and insurance contract liabilities of £127 million (2018: £79 million) related to the Group’s pension funds.

Collective investment vehicles
The Group manages 141 (2018: 131) collective investment vehicles, such as Open Ended Investment Companies (OEICs) and of these 75 (2018: 82) are consolidated. The Group invested £804 million (2018: £620 million) and redeemed £1,771 million (2018: £404 million) in the unconsolidated collective investment vehicles during the year and had investments, at fair value, of £3,417 million (2018: £2,513 million) at 31 December. The Group earned fees of £127 million from the unconsolidated collective investment vehicles during 2019 (2018: £128 million) .

Joint ventures and associates
At 31 December 2019 there were loans and advances to customers of £75 million (2018: £57 million) outstanding and balances within customer deposits of £5 million (2018: £2 million) relating to joint ventures and associates.

In addition to the above balances, the Group has a number of other associates held by its venture capital business that it accounts for at fair value through profit or loss. At 31 December 2019, these companies had total assets of approximately £4,761 million (2018: £4,091 million) , total liabilities of approximately £5,322 million (2018: £4,616 million) and for the year ended 31 December 2019 had turnover of approximately £4,286 million (2018: £4,522 million) and made a loss of approximately £190 million (2018: net loss of £125 million). In addition, the Group has provided £1,266 million (2018: £1,141 million) of financing to these companies on which it received £86 million (2018: £49 million) of interest income in the year.

As discussed in note 23, in October 2019, the Group established a wealth management joint venture with Schroders. The Group subsequently transferred approximately £12 billion of managed assets at fair value.

Appendix 3 – Directors’ Responsibility Statement

The following statement is extracted from page 97 of the Annual Report. The following is extracted in full and unedited form from the Annual Report. This statement relates solely to the Annual Report and is not connected to the extracted information set out in this announcement or the 2019 Results News Release dated 20 February 2020.

Statement of directors’ responsibilities
The Directors are responsible for preparing the annual report, the Directors’ remuneration report and the financial statements in accordance with applicable law and regulations. Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the Group and parent Company financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union. Under company law, the Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and the Company and of the profit or loss of the Company and Group for that period. In preparing these financial statements, the Directors are required to: select suitable accounting policies and then apply them consistently; make judgements and accounting estimates that are reasonable and prudent; and state whether applicable IFRSs as adopted by the European Union have been followed.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements and the Directors’ remuneration report comply with the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

A copy of the financial statements is placed on our website at www.lloydsbankinggroup.com/investors/financial-performance. The Directors are responsible for the maintenance and integrity of the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the current Directors who are in office as at the date of this report, and whose names and functions are listed on pages 66 to 67 of this annual report, confirm that, to the best of his or her knowledge:
●
the Group financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and Group; and;
●
the management report contained in the strategic report and the Directors’ report includes a fair review of the development and performance of the business and the position of the Company and the Group together with a description of the principal risks and uncertainties they face.

The Directors consider that the annual report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy. The Directors have also separately reviewed and approved the strategic report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 20 February 2020